                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                 VSOURCE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  92908B 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           BAPEF Investments XII Ltd.
                                  P.O. Box 431
                      13-15 Victoria Road, St. Peter Port
                       Guernsey GY1 3ZD, Channel Islands

                                with a copy to:
                                  Scott Benner
                      Heller Ehrman White & McAuliffe, LLP
                     Room 6308-6309, 63rd Floor, The Center
                       99 Queen's Road Central, Hong Kong
                                (852) 2526-6381
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 7, 2002
            (Date of Event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                                  SCHEDULE 13D

CUSIP No. 92908B105

(1)      NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         BAPEF Investments XII Ltd.
         EIN: N/A
         -----------------------------------------------------------------------

(2)      CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP*
                                                                     (a)   [   ]
                                                                     (b)   [ X ]
         -----------------------------------------------------------------------

(3)      SEC USE ONLY

         -----------------------------------------------------------------------

(4)      SOURCE OF FUNDS*

         WC, OO
         -----------------------------------------------------------------------

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                      [   ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

         -----------------------------------------------------------------------

(6)      CITIZENSHIP OR PLACE OR ORGANIZATION

         British Virgin Islands
         -----------------------------------------------------------------------

                  (7)      SOLE VOTING POWER
NUMBER OF                  0
  SHARES          --------------------------------------------------------------
BENEFICIALLY      (8)      SHARED VOTING POWER
 OWNED BY                  34,838,879
   EACH           --------------------------------------------------------------
 REPORTING        (9)      SOLE DISPOSITIVE POWER
PERSON WITH                0
                  --------------------------------------------------------------
                  (10)     SHARED DISPOSITIVE POWER
                           34,838,879
                  --------------------------------------------------------------

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         34,838,879
         -----------------------------------------------------------------------

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           [   ]

         -----------------------------------------------------------------------

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         52.9
         -----------------------------------------------------------------------

(14)     TYPE OF REPORTING PERSON*

         CO
         -----------------------------------------------------------------------

CUSIP No. 92908B105

(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Baring Asia Private Equity Fund LP1
         EIN: 51-0398789
         -----------------------------------------------------------------------

(2)      CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP*
                                                                     (a)   [   ]
                                                                     (b)   [ X ]

         -----------------------------------------------------------------------

(3)      SEC USE ONLY

         -----------------------------------------------------------------------

(4)      SOURCE OF FUNDS*

         WC, OO
         -----------------------------------------------------------------------

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                      [   ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

         -----------------------------------------------------------------------

(6)      CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
         -----------------------------------------------------------------------

                  (7)      SOLE VOTING POWER
 NUMBER OF                 0
  SHARES          --------------------------------------------------------------
BENEFICIALLY      (8)      SHARED VOTING POWER
 OWNED BY                  4,283,475
   EACH           --------------------------------------------------------------
 REPORTING        (9)      SOLE DISPOSITIVE POWER
PERSON WITH                0
                  --------------------------------------------------------------
                  (10)     SHARED DISPOSITIVE POWER
                           4,283,475
                  --------------------------------------------------------------

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,283,475
         -----------------------------------------------------------------------

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           [   ]

         -----------------------------------------------------------------------

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.5
         -----------------------------------------------------------------------

(14)     TYPE OF REPORTING PERSON*

         PN
         -----------------------------------------------------------------------

CUSIP No. 92908B105

(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Baring Asia Private Equity Fund LP2
         EIN: N/A
         -----------------------------------------------------------------------

(2)      CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP*          (a)   [   ]
                                                                     (b)   [ X ]

         -----------------------------------------------------------------------

(3)      SEC USE ONLY

         -----------------------------------------------------------------------

(4)      SOURCE OF FUNDS*

         WC, OO
         -----------------------------------------------------------------------

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                      [   ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

         -----------------------------------------------------------------------

(6)      CITIZENSHIP OR PLACE OR ORGANIZATION

         Guernsey, Channel Islands
         -----------------------------------------------------------------------

                  (7)      SOLE VOTING POWER
 NUMBER OF                 0
  SHARES          --------------------------------------------------------------
BENEFICIALLY      (8)      SHARED VOTING POWER
 OWNED BY                  20,229,404
   EACH           --------------------------------------------------------------
 REPORTING        (9)      SOLE DISPOSITIVE POWER
PERSON WITH                0
                  --------------------------------------------------------------
                  (10)     SHARED DISPOSITIVE POWER
                           20,229,404
                  --------------------------------------------------------------

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         20,229,404
         -----------------------------------------------------------------------

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           [   ]

         -----------------------------------------------------------------------

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         30.7
         -----------------------------------------------------------------------

(14)     TYPE OF REPORTING PERSON*

         PN
         -----------------------------------------------------------------------

CUSIP No. 92908B105

(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Baring Asia Private Equity Fund LP3
         EIN: N/A
         -----------------------------------------------------------------------

(2)      CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP*          (a)   [   ]
                                                                     (b)   [ X ]

         -----------------------------------------------------------------------

(3)      SEC USE ONLY

         -----------------------------------------------------------------------

(4)      SOURCE OF FUNDS*

         WC, OO
         -----------------------------------------------------------------------

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                      [   ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

         -----------------------------------------------------------------------

(6)      CITIZENSHIP OR PLACE OR ORGANIZATION

         Guernsey, Channel Islands
         -----------------------------------------------------------------------

                  (7)      SOLE VOTING POWER
 NUMBER OF                  0
  SHARES          --------------------------------------------------------------
BENEFICIALLY      (8)      SHARED VOTING POWER
 OWNED BY                  5,711,277
   EACH           --------------------------------------------------------------
 REPORTING        (9)      SOLE DISPOSITIVE POWER
PERSON WITH                0
                  --------------------------------------------------------------
                  (10)     SHARED DISPOSITIVE POWER
                           5,711,277
                  --------------------------------------------------------------

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,711,277
         -----------------------------------------------------------------------

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           [   ]

         -----------------------------------------------------------------------

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.7
         -----------------------------------------------------------------------

(14)     TYPE OF REPORTING PERSON*

         PN
         -----------------------------------------------------------------------

CUSIP No. 92908B105

(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Baring Asia Private Equity Fund LP4
         EIN: N/A
         -----------------------------------------------------------------------

(2)      CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP*          (a)   [   ]
                                                                     (b)   [ X ]

         -----------------------------------------------------------------------

(3)      SEC USE ONLY

         -----------------------------------------------------------------------

(4)      SOURCE OF FUNDS*

         WC, OO
         -----------------------------------------------------------------------

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                      [   ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

         -----------------------------------------------------------------------

(6)      CITIZENSHIP OR PLACE OR ORGANIZATION

         Guernsey, Channel Islands
         -----------------------------------------------------------------------

                  (7)      SOLE VOTING POWER
 NUMBER OF                 0
  SHARES          --------------------------------------------------------------
BENEFICIALLY      (8)      SHARED VOTING POWER
 OWNED BY                  4,346,290
   EACH           --------------------------------------------------------------
 REPORTING        (9)      SOLE DISPOSITIVE POWER
PERSON WITH                0
                  --------------------------------------------------------------
                  (10)     SHARED DISPOSITIVE POWER
                           4,346,290
                  --------------------------------------------------------------

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,346,290
         -----------------------------------------------------------------------

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           [   ]

         -----------------------------------------------------------------------

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.6
         -----------------------------------------------------------------------

(14)     TYPE OF REPORTING PERSON*

         PN
         -----------------------------------------------------------------------

CUSIP No. 92908B105

(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         BAPEF Co-Investment LP
         EIN: N/A
         -----------------------------------------------------------------------

(2)      CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP*          (a)   [   ]
                                                                     (b)   [ X ]

         -----------------------------------------------------------------------

(3)      SEC USE ONLY

         -----------------------------------------------------------------------

(4)      SOURCE OF FUNDS*

         WC, OO
         -----------------------------------------------------------------------

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                      [   ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

         -----------------------------------------------------------------------

(6)      CITIZENSHIP OR PLACE OR ORGANIZATION

         Guernsey, Channel Islands
         -----------------------------------------------------------------------

                  (7)      SOLE VOTING POWER
 NUMBER OF                 0
  SHARES          --------------------------------------------------------------
BENEFICIALLY      (8)      SHARED VOTING POWER
 OWNED BY                  268,434
   EACH           --------------------------------------------------------------
 REPORTING        (9)      SOLE DISPOSITIVE POWER
PERSON WITH                0
                  --------------------------------------------------------------
                  (10)     SHARED DISPOSITIVE POWER
                           268,434
                  --------------------------------------------------------------

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         268,434
         -----------------------------------------------------------------------

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           [   ]

         -----------------------------------------------------------------------

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.4
         -----------------------------------------------------------------------

(14)     TYPE OF REPORTING PERSON*

         PN
         -----------------------------------------------------------------------

CUSIP No. 92908B105

(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         BAPEF Advisers LP
         EIN: N/A
         -----------------------------------------------------------------------

(2)      CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP*          (a)   [   ]
                                                                     (b)   [ X ]

         -----------------------------------------------------------------------

(3)      SEC USE ONLY

         -----------------------------------------------------------------------

(4)      SOURCE OF FUNDS*

         WC, OO
         -----------------------------------------------------------------------

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                      [   ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

         -----------------------------------------------------------------------

(6)      CITIZENSHIP OR PLACE OR ORGANIZATION

         Guernsey, Channel Islands
         -----------------------------------------------------------------------

                  (7)      SOLE VOTING POWER
 NUMBER OF                 0
  SHARES          --------------------------------------------------------------
BENEFICIALLY      (8)      SHARED VOTING POWER
 OWNED BY                  34,838,879
   EACH           --------------------------------------------------------------
 REPORTING        (9)      SOLE DISPOSITIVE POWER
PERSON WITH                0
                  --------------------------------------------------------------
                  (10)     SHARED DISPOSITIVE POWER
                           34,838,879
                  --------------------------------------------------------------

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         34,838,879
         -----------------------------------------------------------------------

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           [   ]

         -----------------------------------------------------------------------

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         52.9
         -----------------------------------------------------------------------

(14)     TYPE OF REPORTING PERSON*

         PN
         -----------------------------------------------------------------------

CUSIP No. 92908B105

(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Baring Asia (GP) Limited
         EIN: N/A
         -----------------------------------------------------------------------

(2)      CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP*          (a)   [   ]
                                                                     (b)   [ X ]

         -----------------------------------------------------------------------

(3)      SEC USE ONLY

         -----------------------------------------------------------------------

(4)      SOURCE OF FUNDS*

         WC, OO
         -----------------------------------------------------------------------

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                      [   ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

         -----------------------------------------------------------------------

(6)      CITIZENSHIP OR PLACE OR ORGANIZATION

         Guernsey, Channel Islands
         -----------------------------------------------------------------------

                  (7)      SOLE VOTING POWER
 NUMBER OF                 0
  SHARES          --------------------------------------------------------------
BENEFICIALLY      (8)      SHARED VOTING POWER
 OWNED BY                  34,838,879
   EACH           --------------------------------------------------------------
 REPORTING        (9)      SOLE DISPOSITIVE POWER
PERSON WITH                0
                  --------------------------------------------------------------
                  (10)     SHARED DISPOSITIVE POWER
                           34,838,879
                  --------------------------------------------------------------

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         34,838,879
         -----------------------------------------------------------------------

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           [   ]

         -----------------------------------------------------------------------

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         52.9
         -----------------------------------------------------------------------

(14)     TYPE OF REPORTING PERSON*

         CO
         -----------------------------------------------------------------------

  *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE,
          RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                         AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER

         This statement on Amendment No. 2 to Schedule 13D relates to the common stock, US$0.01 par value per share (the "Common Stock") of Vsource, Inc., a Delaware corporation ("Vsource" or "Issuer"). The principal executive offices of Issuer are located at 16875 West Bernardo Drive, Suite 250, San Diego, California 92127.

ITEM 2. IDENTITY AND BACKGROUND

         This statement is being filed by BAPEF Investments XII, Limited. ("BAPEF XII"), a British Virgin Islands corporation. The principal business of BAPEF XII is to make and hold investments. Mrs. Constance A.E. Helyar and Mr. Andrew W. Guille are the only directors of BAPEF XII.

         BAPEF XII serves as an investment vehicle for a private equity fund composed of several limited partnerships. Investors in BAPEF XII include (i) Baring Asia Private Equity Fund LP 1 ("LP1"), a Delaware limited partnership,
(ii) Baring Asia Private Equity Fund LP2 ("LP2"), a Guernsey limited partnership, (iii) Baring Asia Private Equity Fund LP3 ("LP3"), a Guernsey limited partnership, (iv) Baring Asia Private Equity Fund LP4 ("LP4"), a Guernsey limited partnership and (v) Baring Asia Private Equity Co-Investment LP, a Guernsey limited partnership ("Co-Investment" and together with LP1, LP2, LP3 and LP4, the "Investors"). The principal business of each of the Investors is to make and hold investments.

         BAPEF Advisers LP, a Guernsey limited partnership ("BAPEF Advisers") is the sole general partner of each of the Investors. The principal business of BAPEF Advisers is managing entities whose principal business is to make and hold investments.

         Baring Asia (GP) Limited, a Guernsey company ("Baring Asia," and together with BAPEF XII, the Investors, and BAPEF Advisers, the "Reporting Persons") is the sole general partner of BAPEF Advisers. The principal business of Baring Asia is to act as the general partner of BAPEF Advisers. The directors of Baring Asia are Mrs. Constance A.E. Helyar, Mr. Andrew W. Guille, Mr. David S. Huckfield, Mr. Jean E. Salata and Mr. Tek Yok Hua.

         The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of the Securities Exchange Act of 1934, as amended (the Act"), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a "group" exists.

         The principal business office and business address for each of BAPEF XII, LP1, LP2, LP3, LP4, Co-Investment, BAPEF Advisers, Baring Asia and Mrs. Constance A.E. Helyar and Mr. Andrew W. Guille is P. O. Box 431, 13-15 Victoria Road, St. Peter Port, Guernsey GY1 3ZD, Channel Islands. The business address for Mr. David S. Huckfield is 33 Cavendish Square,

London, W1G OBQ, United Kingdom. The business address for Mr. Jean E. Salata is One International Finance Center, 35th Floor, 1 Harbour View Street, Central, Hong Kong SAR, China. The business address for Mr. Tek Yok Hua is 50 Raffles Place 34-03 Singapore Land Towers, Singapore 048623.

         During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

         BAPEF XII is a British Virgin Islands corporation. LP2, LP3, LP4 and BAPEF Advisers are each Guernsey limited partnerships. Baring Asia is a Guernsey company. LP1 is a Delaware limited partnership. Mrs. Constance A.E. Helyar, Mr. Andrew W. Guille and Mr. David S. Huckfield are citizens of the United Kingdom. Mr. Jean E. Salata is a citizen of the United States and Mr. Tek Yok Hua is a citizen of Singapore.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Reporting Persons acquired interests in Vsource pursuant to the following transactions:

         (a) Prior to the events listed below, BAPEF XII owned 1,666,667 shares of Series A Preferred Stock and 1,388,889 shares of Series B Preferred Stock in NetCel360 Holdings Limited, a Cayman Islands company ("NetCel360"). Pursuant to an Acquisition Agreement dated as of May 24, 2001, as amended as of June 22, 2001 (the "NetCel360 Acquisition Agreement"), Vsource acquired substantially all of the assets of NetCel360, pursuant to which Vsource has issued 2,774,213 shares of its Common Stock to NetCel360. On December 15, 2001, NetCel360 effected a pro-rata distribution of such shares of Vsource Common Stock to NetCel360 shareholders, including 722,493 shares of Common Stock delivered to BAPEF XII. In addition, Vsource was to deliver, by December 22, 2001, an additional 935,486 shares of Common Stock to NetCel360, which was then to be distributed to NetCel360 shareholders, as further described in Item 4 below. Pursuant to this additional distribution, BAPEF XII received from NetCel360, on February 7, 2002, a pro-rata distribution of 243,630 shares of Common Stock, bringing BAPEF XII's total aggregate distribution from the NetCel360 liquidation to 966,123 shares of Common Stock, all of which have been included in the calculation of beneficial ownership.

         (b) In April 2001, NetCel360.com Ltd, a Cayman Islands company ("NetCel360.com"), then a wholly-owned subsidiary of NetCel360, entered into a "Bridge Loan Agreement" with a group of lenders, whereby NetCel360.com issued notes in favor of certain lenders (the "Bridge Loans"), including a note in the principal amount of US$409,920 issued to

BAPEF XII (the "BAPEF XII Bridge Loan"). NetCel360, along with another of its subsidiaries, NetCel360 Sdn Bhd, a Malaysian corporation ("NetCel Malaysia") guaranteed NetCel360.com's Bridge Loans made under the Bridge Loan Agreement. The Bridge Loan Agreement was restated as of May 24, 2001 and further amended on June 22, 2001 (the "Amended and Restated Bridge Loan Agreement") to provide for, among other things, the acquisition of NetCel360 by Vsource. Pursuant to the NetCel360 Acquisition Agreement, Vsource assumed, among other liabilities, NetCel360's obligations to guarantee the Bridge Loans, including the US$409,920 BAPEF XII Bridge Loan. The Amended and Restated Bridge Loan Agreement provides that Vsource may elect to discharge certain Bridge Loans, including the BAPEF XII Bridge Loan, by issuing Vsource Common Stock. Pursuant to its election to discharge the Bridge Loans by issuing Common Stock, Vsource delivered 2,117,065 shares of its Common Stock to BAPEF XII on December 18, 2001, as further described in Item 4 below.

         (c) BAPEF XII acquired a Series A Convertible Promissory Note issued by Vsource (the "Series A Convertible Notes") in the principal amount of US$1 million, which is convertible into shares of Vsource Series 3-A Preferred Stock (the "Series 3-A Preferred Stock"), which is convertible into Common Stock, as reported further in Item 4 below. BAPEF XII acquired the US$1 million Series A Convertible Note in consideration of US$1 million consisting of working capital invested by the Investors. Because certain "Conversion Conditions," as further defined and described in Item 4 below, have been satisfied as of January 16, 2002, 10,768,906 shares of Common Stock, which underlie the shares of Series 3-A Preferred Stock, which underlie the BAPEF XII Series A Convertible Note, as calculated with accrued interest, compounded quarterly, as of March 26, 2002, have been included in the calculation of beneficial ownership.

         (d) BAPEF XII acquired a Series B Exchangeable Promissory Note issued by Vsource (the "Series B Exchangeable Note") in the principal amount of US$2,050,000, which was exchangeable for Series A Convertible Notes, which were convertible into Series 3-A Preferred Stock, which was convertible into Common Stock, as discussed further in Item 4 below. BAPEF XII acquired the US$2,050,000 Series B Exchangeable Note in partial consideration of (i) US$2,000,000 consisting of working capital invested by the Investors and (ii) US$50,000 earned as a transaction fee in connection with the Series B Exchangeable Note transaction. As described further in Item 4, below, on or before January 31, 2002, BAPEF XII exchanged its US$2,050,000 Series B Exchangeable Note for a Series B-1 Exchangeable Note in the principal amount of US$2,147,357 (the "Series B-1 Exchangeable Note"). Because BAPEF XII cannot voluntarily exchange its Series B-1 Exchangeable Note until August 15, 2002, as described further in Item 4, below, certain shares of Common Stock, which underlie a certain number of Series 3-A Preferred Stock, which underlie a Series A Convertible Note that could be exchangeable for the Series B-1 Exchangeable Note held by BAPEF XII have not been included in the calculation of beneficial ownership but shall be reported in a later amendment to this
Schedule 13D.

         (e) In connection with issuing the Series B Exchangeable Notes, Vsource issued warrants to purchase Vsource Common Stock (the "Series B Warrants"), including a warrant giving BAPEF XII the right to acquire 10,250,000 shares of Common Stock, as reported further in Item 4 below. BAPEF XII acquired the Series B Warrants in connection with its acquisition of the Series B Exchangeable Note. The terms of such purchase provided that BAPEF XII would be entitled to receive a warrant to purchase five shares of Common Stock for each dollar of the principal amount of the Series B Exchangeable Note purchased. Because certain "Conversion Conditions," as further defined and described in
Item 4 below, have been satisfied as of January 16, 2002, 10,250,000 shares of Common Stock, which shares underlie the Series B Warrant held by BAPEF XII, have been included in the calculation of beneficial ownership.

         (f) In connection with issuing the Series B-1 Exchangeable Notes and in partial consideration for agreeing to exchange the Series B Exchangeable Note, Vsource issued warrants to purchase Vsource Common Stock (the "Series B-1 Warrants"), including a warrant giving BAPEF XII the right to acquire 10,736,785 shares of Common Stock, as reported further in Item 4 below. The terms of the exchange provided that BAPEF XII would be entitled to receive a warrant to purchase five shares of Common Stock for each dollar of principal amount of the Series B Exchangeable Note exchanged for a Series B-1 Exchangeable Note. Because BAPEF XII may purchase all or some of the Common Shares subject to its Series B-1 Warrant as of the date of this filing until the fifth anniversary of issuance, 10,736,785 shares of Common Stock, which shares underlie the Series B-1 Warrant held by BAPEF XII, have been included in the calculation of beneficial ownership.

ITEM 4. PURPOSE OF TRANSACTION

         The Reporting Persons entered into each of the transactions described herein for investment purposes. Depending upon evaluations of Vsource's business and prospects, future development, market conditions and other factors, the Reporting Persons may, from time to time, purchase additional Common Stock (or derivatives thereof) or sell or cause to be sold all or a portion of the Common Stock (or derivatives thereof) over which the Reporting Persons exercise voting and dispositive power, either in the open market, in privately negotiated transactions, or otherwise.

         NETCEL360 CLOSING. On June 22, 2001, pursuant to the NetCel360 Acquisition Agreement, Vsource consummated the acquisition of substantially all of the assets of NetCel360, pursuant to which Vsource issued 2,774,213 shares of Common Stock to NetCel360. In connection with the liquidation of NetCel360, BAPEF XII on December 15, 2001 received a pro-rata distribution from NetCel360 of 722,493 shares of Vsource Common Stock. In addition, the NetCel360 Acquisition Agreement provides that an additional 935,486 shares of Vsource Common Stock was to be delivered to NetCel360 on or before December 22, 2001. Pursuant to that delayed distribution, BAPEF XII received a pro-rata distribution from NetCel360 of 243,630 shares of Vsource Common Stock.

         Pursuant to the NetCel360 Acquisition Agreement, Vsource has granted to NetCel360 and NetCel360 stockholders certain registration rights with respect to the Common Stock held by or to be received by NetCel360. In particular, Vsource has agreed to file a shelf registration statement with the Securities and Exchange Commission (the "Commission") by December 22, 2001 with respect to such shares of Vsource Common Stock. Nevertheless, as of the date of this Amendment No. 2 to Schedule 13D, such registration statement has not been filed.

         BRIDGE LOANS. In connection with the NetCel360 acquisition and as discussed in Item 2 above, Vsource assumed, among other things, NetCel360's obligations to guarantee the Bridge Loans, including the US$409,920 BAPEF XII Bridge Loan. The Amended and Restated Bridge Loan Agreement provides that in the event the NetCel360 acquisition is consummated prior to July 31, 2001 (which acquisition was so consummated on June 22, 2001), Vsource may, at its sole discretion, elect to discharge all of its obligations with respect to certain Bridge Loans, including the US$409,920 BAPEF XII Loan, by delivering a number of shares of Vsource Common Stock equal to the sum of the then outstanding principal amount of such Bridge Loan and interest thereon divided by US$0.20. In order to exercise this election, Vsource was to (i) deliver a notice no later than December 15, 2001 to the Bridge Loan lenders (the "Notice") setting forth the amount of its available cash and election to discharge the Bridge Loans as described above and (ii) tender, within 15 days after the date of the Notice, shares of Common Stock to the Bridge Loan Lenders in the amounts as described above. Notwithstanding this election by Vsource, if the aggregate amount of Vsource's available cash at the time of the Notice was greater than US$7,000,000, then by written notice delivered to Vsource within 12 days after Vsource's delivery of the Notice to the Bridge Loan lenders, each such Bridge Loan Lender could, at its sole discretion, elect to receive in lieu of such shares of Common Stock payment of cash equal to one-half of the then-outstanding principal amount of such lender's Bridge Loan and interest thereon. The US$0.20 exchange factor is subject to certain customary adjustments for events such as stock splits, dividends, recapitalizations and the like, or a sale of shares below US$0.10 per share.

         At the 2001 annual meeting of Vsource stockholders held on November 20, 2001, Vsource shareholders approved the issuance of Common Stock to discharge its obligations under these Bridge Loans. As discussed in Item 3, above, BAPEF XII was a Bridge Loan lender with respect to the US$409,920 BAPEF XII Bridge Loan. BAPEF XII also received a notice from Vsource in December 2001 indicating Vsource had elected to discharge the Bridge Loans by tendering Common Stock. Because Vsource's available cash was then less than the required US$7 million as described above, BAPEF XII did not have the option to receive cash in lieu of Common Stock. On December 18, 2001, Vsource therefore discharged the BAPEF XII Bridge Loan by delivering to BAPEF XII 2,117,065 shares of its Common Stock.

         In addition, in order for Vsource to exercise its rights to deliver shares of Common Stock of the Issuer in discharge of the Bridge Loans, Vsource agreed to grant certain registration rights to the lenders to whom shares of Common Stock are so delivered. In particular, Vsource agreed to prepare and file a shelf registration statement with the Commission with respect to such shares of Common Stock by the later of December 22, 2001 or the issuance of such shares. Nevertheless, as of the date of this Amendment No. 2 to Schedule 13D, such registration statement has not been filed.

         SERIES A NOTES. On June 25, 2001, pursuant to a Convertible Note Purchase Agreement dated as of June 25, 2001 (the "Series A Purchase Agreement"), Vsource issued US$2.3 million in original principal amount of Series A Convertible Notes, with terms as described below. As discussed in Item 3, above, BAPEF XII purchased a Series A Convertible Note from Vsource in the amount of US$1 million.

         The Series A Convertible Notes bear interest at 10.0% per annum, compounded quarterly, and mature on June 23, 2003. Certain wholly-owned subsidiaries of Vsource have guaranteed Vsource's obligations under the Series A Convertible Notes. The Series A Convertible Notes were subordinated to the Bridge Loans made under the Amended and Restated Bridge Loan Agreement. At any time, a holder of a Series A Convertible Note may elect to convert the Series A Convertible Note into a number of shares of Series 3-A Preferred Stock determined by dividing the outstanding principal and interest on the Series A Convertible Note by US$60. All Series A Notes shall be automatically so converted upon election of the holders of Series A Convertible Notes representing 75% of the outstanding principal amount of all then-outstanding Series A Convertible Notes. The US$60 conversion price described above is subject to customary adjustment in the event of stock splits, dividends, recapitalizations and the like.

         SERIES 3-A PREFERRED STOCK. The Series 3-A Preferred Stock to be issued upon conversion of a Series A Convertible Note will have the following characteristics:

         Redemption. In the event that the Conversion Conditions, as defined below, were not satisfied prior to February 15, 2002, or the Conversion Conditions failed to be satisfied at any time after February 15, 2002, then at any time after June 30, 2002, Vsource would have had the right to redeem all shares of Series 3-A Preferred Stock then outstanding at a price per share equal to the Redemption Amount, as defined below. If at any time after February 15, 2002, the Conversion Conditions were not satisfied, then at any time on or after the earlier of June 30, 2002 or a bankruptcy event involving Vsource, each holder of the Series 3-A Preferred Stock could have required Vsource to redeem all or any portion of such holder's shares of Series 3-A Preferred Stock at a price per share equal to the Redemption Amount. The "Conversion Conditions" were that either (i) there is an effective amendment to the Issuer's Certificate of Incorporation increasing the authorized shares of Common Stock of the Issuer to at least 200 million shares and that Vsource stockholders have approved the issuance of Common Stock upon conversion of the Series 3-A Preferred Stock; or (ii) Vsource has not decided to seek such approval and Vsource has received an opinion of counsel, which has not been withdrawn, to the effect that (x) such approval is not required for the issuance of Common Stock upon conversion of the Series 3-A Preferred Stock; (y) such shares of Common Stock, when issued, will be fully paid, validly issued and non-assessable; and (z) such issuance would not violate the rules or regulations of any securities exchange or market on which any of Vsource's securities are then listed, if any. The "Redemption Amount" with respect to a share of Series 3-A Preferred Stock means an amount in cash equal to the greater of (i) three times (3x) the sum of US$60 (as adjusted for stock splits, stock dividends and the like) and all accrued but unpaid dividends on such share of Series 3-A Preferred Stock; and (ii) the fair market value of the Common Stock into which such share of Series 3-A Preferred Stock would be convertible (regardless of any limitations or conditions upon conversion), provided that such fair market value for purposes of determining the redemption amount shall not exceed US$0.35 per share of Common Stock (as adjusted stock splits, stock dividends and similar transactions).

         Voting Rights. The holder of each share of Series 3-A Preferred Stock has the right to one vote for each share of Common Stock into which such Series 3-A Preferred Stock could then be converted (without taking into account any restrictions or conditions on such conversion).

         Dividends. The holder of each shares of Series 3-A Preferred Stock is entitled to receive, when, as and if declared by Vsource's Board of Directors, cumulative dividends equal to 10% of the original issue price per share on an annual basis. Dividends may not be declared and paid on Common Stock unless dividends as set forth above have first been paid or declared and set aside for payment to the holders of the Series 3-A Preferred Stock.

         Conversion. Subject to the Conversion Conditions, each share of Series 3-A Preferred Stock is initially convertible at the option of the holder thereof into a number of shares of Common Stock determined by dividing the sum of US$60 (as adjusted for stock splits, stock dividends and similar transactions) and all accrued but unpaid dividends on such share of Series 3-A Preferred Stock by US$0.10, subject to adjustment in certain circumstances. Each share of Series 3-A Preferred Stock will automatically be converted into shares of Common Stock at the election of the holders of 75% of the outstanding shares of Series 3-A Preferred Stock. The conversion price is subject to customary adjustment in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, (c) recapitalizations, reclassification or exchange, (d) reorganizations, mergers, consolidations or sales of assets, or
(e) a sale of shares by Vsource below the conversion price of the shares of Series 3-A Preferred Stock.

         At the 2001 annual meeting of Vsource stockholders held on November 20, 2001, Vsource shareholders approved the issuance of Common Stock upon conversion of the Series 3-A Preferred Stock. Additionally, on January 16, 2001, Vsource filed an effective amendment to its certificate of incorporation increasing its authorized shares of Common Stock to at least 200 million shares, thereby satisfying the Conversion Conditions as of that date. The Reporting Persons are therefore reporting beneficial ownership of the shares of Common Stock underlying the shares of Series 3-A Preferred Stock, which underlie the Series A Convertible Note held by BAPEF XII.

         Pursuant to the Series A Purchase Agreement, Vsource has agreed to provide certain registration rights to holders of Series A Convertible Notes if the notes are converted into shares of Series 3-A Preferred Stock and then into Common Stock. In particular, Vsource has agreed to file a shelf registration statement within the later of (a) December 20, 2001 and (b) one month after an issuance of Common Stock pursuant to the conversion of Series 3-A Preferred Stock, as discussed above.

         SERIES B EXCHANGEABLE NOTES AND SERIES B-1 EXCHANGEABLE NOTES. Pursuant to an Exchangeable Note and Warrant Purchase Agreement dated July 12, 2001 (the "Series B Exchangeable Note and Warrant Agreement"), Vsource issued US$4,251,500 million in original principal amount of Series B Exchangeable Notes, with the terms described below and Series B Warrants to purchase an aggregate of 21,257,500 shares of Vsource Common Stock. The Series B Exchangeable Notes bore interest at 10% per annum and matured on June 30, 2003. As discussed in Item 3, above, BAPEF XII purchased a Series B Exchangeable Note from Vsource in the principal amount of US$2,050,000.

         Pursuant to an Exchangeable Note and Warrant Purchase Agreement dated January 28, 2002 (the "Series B-1 Exchangeable Note and Warrant Agreement"), Vsource repaid US$1.51 million of principal and interest on the Series B Exchangeable Notes. On January 31, 2002, the holders of all remaining Series B Exchangeable Notes exchanged such Series B Exchangeable Notes for US$2.9 million in principal amount of Vsource's new Series B-1 Exchangeable Notes and Series B-1 Warrants to purchase an aggregate of 14,500,0000 shares of Vsource Common Stock, with the terms described below. Pursuant to that exchange, BAPEF XII acquired a Series B-1 Exchangeable Note in the principal amount of US$2,147,357.

         Interest and Maturity. The Series B-1 Exchangeable Notes bear interest at 10.0% per annum, compounded quarterly, and mature on June 30, 2003.

         Guaranties. Certain wholly-owned subsidiaries of Vsource have guaranteed the obligations under the Series B-1 Exchangeable Notes.

         Voluntary Exchange. If a Series B-1 Exchangeable Note is not paid in full on or prior to August 15, 2002, then, at any time thereafter, a holder of a Series B-1 Exchangeable Note may elect to exchange the Series B-1 Exchangeable Note, in whole or in part, for a Series A Note.

         Conversions. The Series A Notes issued upon exchange of Series B-1 Exchangeable Notes will have the same terms as the Series A Notes described above (including the right to convert such notes into Series 3-A Preferred Stock), with the terms and conditions described above.

         Voluntary Prepayment. Vsource may prepay the Series B-1 Exchangeable Notes, in whole or in part, at any time.

         Registration Rights. The Series B-1 Exchangeable Note and Warrant Purchase Agreement provides that Vsource will provide certain registration rights to holders of the Series B-1 Exchangeable Notes if the notes are exchanged for Series A Convertible Notes and thereafter converted into Series 3-A Preferred Stock and then converted into Vsource Common Stock. In particular, Vsource has agreed to file a shelf registration statement pursuant to the conversion of Series 3-A Preferred Stock, as discussed above.

         Because the Series B-1 Exchangeable Notes may not be voluntarily exchanged until August 15, 2002, the Reporting Persons are not yet reporting beneficial ownership of the shares of Common Stock, which underlie a certain number of shares of Series 3-A Preferred Stock, which underlie a Series A Convertible Note that could be exchangeable for the Series B-1 Exchangeable Note held by BAPEF XII, but will do so in a later amendment to this Schedule 13D.

         SERIES B WARRANTS. Pursuant to the Series B Exchangeable Note and Warrant Purchase Agreement, as discussed above, BAPEF XII purchased Series B Warrants giving it the right to purchase an aggregate of 10,250,000 shares of Common Stock, with the terms described below.

         The Series B Warrants have an exercise price of US$0.10 per share of Common Stock (the "Series B Warrant Shares"). The holder of a Series B Warrant may purchase some or all of the Series B Warrant Shares at any time or from time to time until the fifth anniversary after the issuance of the Series B Warrant. The number of Series B Warrant Shares and/or the exercise price per share (i.e., US$0.10.) will be subject to customary adjustments in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, (c) recapitalizations, reclassification or exchange, (d) reorganizations, mergers, consolidations or sales of assets, or (e) a sale of shares below US$0.10 per share.

         The conditions for exercise of the Series B Warrants are the same as for the Series 3-A Preferred Stock, described above, except that the approvals and opinions described shall apply to the shares of Common Stock to be issued on exercise of the Series B Warrants. In the event that the Conversion Conditions were not satisfied prior to February 15, 2002 or the Conversion Conditions failed to be satisfied at any time on or after February 15, 2002, then the holder of the Series B Warrant could have, at any time after June 30, 2002, required Vsource to redeem all or any portion of such Series B Warrant for an amount in cash equal to the product of the number of shares of Common Stock into which the Series B Warrant could have been exercised had the Conversion Conditions been met multiplied by the greater of (i) US$0.30 (as adjusted for stock splits, stock dividends and similar transactions); and (ii) the fair market value of a share of Common Stock, provided that such fair market value for purposes of this calculation not exceed $0.35 per share of Common Stock (as adjusted for stock splits, stock dividends and similar transactions). As stated above, the Conversion Conditions have been satisfied as of January 16, 2001. The Reporting Persons are therefore reporting beneficial ownership of shares of Common Stock underlying the Series B Warrant held by BAPEF XII.

         SERIES B-1 WARRANTS. Pursuant to the Series B-1 Exchangeable Note and Warrant Purchase Agreement, as discussed above, BAPEF XII received Series B-1 Warrants giving it the right to purchase an aggregate of 10,736,785 shares of Common Stock, with the terms described below.

         The Series B Warrants have an exercise price of US$0.10 per share of Common Stock (the "B-1 Warrant Shares"). The holder of a Series B Warrant may purchase some or all of the B-1 Warrant Shares at any time or from time to time until the fifth anniversary after the issuance of the Series B-1 Warrant. The number of B-1 Warrant Shares and/or the exercise price per share (i.e., US$0.10) will be subject to customary adjustments in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, (c) recapitalizations, reclassification or exchange, (d) reorganizations, mergers, consolidations or sales of assets, or (e) a sale of shares below US$0.10 per share.

         The conditions for exercise of the Series B-1 Warrants are the same as for the Series 3-A Preferred Stock as, described above, except that as regarding the Conversion Conditions, which have already been satisfied. The Reporting Persons are therefore reporting beneficial ownership of shares of Common Stock underlying the Series B-1 Warrant held by BAPEF XII.

         Other than as described in Item 3 and this Item 4, none of the Reporting Persons have any plans or proposals which relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to develop such plans.

         The above summary of the terms of the NetCel360 Acquisition Agreement, the Amended and Restated Bridge Loan Agreement, as amended, the Bridge Loans, the Series A Purchase Agreement, the Series A Convertible Notes, the Series 3-A Preferred Stock, the Series B Exchangeable Note and Warrant Agreement, the Series B Exchangeable Notes, the Series B Warrants, the Series B-1 Exchangeable Note and Warrant Agreement, the Series B-1 Exchangeable Notes and the Series B-1 Warrants, is qualified in its entirety by reference to the exhibits attached hereto and expressly incorporated herein by this reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Each of the calculations in this Item 5 are based on 65,828,641 shares of Common Stock outstanding. This number consists of (i) 34,072,950 shares of Common Stock outstanding as of March 31, 2002, as reported in Vsource's most recent annual report on Form 10-K for the period ended January 31, 2002, (ii) 10,768,906 shares of Common Stock, which underlie the shares of Series 3-A Preferred Stock, which underlie the BAPEF XII Series A Convertible Note, as calculated with accrued interest, compounded quarterly, as of date March 26, 2002, (iii) 10,250,000 shares of Common Stock underlying the Series B Warrant held by BAPEF XII and (iv) 10,736,785 shares of Common Stock underlying the Series B-1 Warrant held by BAPEF XII. For purposes of calculating beneficial ownership of each of the Reporting Persons, as required by rules of the Commission, it is assumed that only the securities convertible into Common Stock held by such Reporting Person are so converted.

         As of the date of this filing, each of the Reporting Persons may be deemed to beneficially own shares of Common Stock as set forth in the following table:

                             Shares of Common Stock

         Entity                     (approximately due to rounding)             Percent of Common Stock
         ------                     -------------------------------             -----------------------
         BAPEF XII                  34,838,879                                  52.9%
         LP1                        4,283,475                                   6.5%
         LP2                        20,229,404                                  30.7%
         LP3                        5,711,277                                   8.7%
         LP4                        4,346,290                                   6.6%
         Co-Investment              268,434                                     0.4%
         BAPEF Advisers             34,838,879                                  52.9%
         Baring Asia                34,838,879                                  52.9%

         The number of shares which each Reporting Person has voting or dispositive power is set forth as follows:

         1.       Sole power to vote or to direct the vote:
                  0 shares for each of BAPEF XII, LP1, LP2, LP3, LP4, Co-Investment, BAPEF Advisers and Baring Asia.

         2.       Shared power to vote or direct the vote:

                  BAPEF XII                 34,838,879
                  LP1                       4,283,475
                  LP2                       20,229,404
                  LP3                       5,711,277
                  LP4                       4,346,290
                  Co-Investment             268,434
                  BAPEF Advisers            34,838,879
                  Baring Asia               34,838,879

         3.       Sole power to dispose or direct the dispositions of:
                  0 shares for each of BAPEF XII, LP1, LP2, LP3, LP4, Co-Investment, BAPEF Advisers and Baring Asia.

         4.       Shared power to dispose or direct the dispositions of:

                  BAPEF XII                 34,838,879
                  LP1                       4,283,475
                  LP2                       20,229,404
                  LP3                       5,711,277
                  LP4                       4,346,290
                  Co-Investment             268,434
                  BAPEF Advisers            34,838,879
                  Baring Asia               34,838,879

         Except as reported above, none of the Reporting Persons have effected any other transactions in Common Stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as set forth in this Schedule 13D or in the Exhibits filed herewith and incorporated herein by reference, the Reporting Persons do not have any contracts, arrangement, understandings or relationship (legal or otherwise) with any person with respect to any securities of Vsource, including but not limited to transfer or voting of any of the shares of Common Stock of Vsource, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or power over the shares of Common Stock of Vsource.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

       EXHIBIT NO.    DESCRIPTION
       -----------    -----------
         4.1(*)       Certificate of Incorporation of Vsource incorporated
                      herein by reference to Exhibit 3.1 of Vsource's Form 8-K
                      for the events reported on October 30, 2000, filed on
                      November 14, 2000

         4.2(*) Amendment to Certificate of Incorporation of Vsource incorporated herein by reference to Exhibit 3.3 of Vsource's Form 8-K for the events reported January 16,
                      2002, filed on January 23, 2002

         4.3(*) Certificate of Designation of Series 3-A Preferred Stock incorporated herein by reference to Exhibit 4.1 of Vsource's Form 8-K for the events reported on June 22, 2001, filed on July 2, 2001

         4.3(*)       NetCel360 Acquisition Agreement by and among Vsource and
                      NetCel360 dated May 24, 2001 incorporated herein by reference to Exhibit 2.1 of Vsource's Form 10-Q for the quarter ended April 30, 2001 filed on June 14, 2001

         4.4(*)       Amendment to NetCel360 Acquisition Agreement dated June
                      22, 2001 by and between Vsource and NetCel360 incorporated herein by reference to Exhibit 2.2 of Vsource's Form 8-K for the events reported on June 22, 2001, filed on July 2, 2001

         4.5(*)       Amended and Restated Bridge Loan Agreement dated May 24,
                      2001 by and among NetCel360, NetCel360.com, NetCel360 Sdn
                      Bhd, a Malaysian company and certain lenders named therein, incorporated herein by reference to Exhibit 4.2 of Vsource's Form 8-K for the events reported on June 22, 2001, filed on July 2, 2001

         4.6(*)       First Amendment to Amended and Restated Bridge Loan
                      Agreement dated June 22, 2001 by and among NetCel360,
                      NetCel360.com, NetCel360 Sdn Bhd, a Malaysian company and subsidiary of NetCel360 ("NetCel Malaysia") and certain lenders named therein, incorporated herein by reference to Exhibit 4.2 of Vsource's Form 8-K for the events reported on June 22, 2001, filed on July 2, 2001

         4.7(*) Series A Purchase Agreement dated June 25, 2001 by and among Vsource, NetCel360.com, NetCel Malaysia and certain purchasers named therein, incorporated herein by reference to Exhibit 4.4 of Vsource's Form 8-K for the events reported on June 22, 2001, filed on July 2, 2001

         4.8(*) Series B Exchangeable Note and Warrant Purchase Agreement incorporated herein by reference to Exhibit 4.7 to Vsource's Form 10-Q for the quarter ended July 31, 2001 filed on September 26, 2001

         4.9(*) Series A Convertible Promissory Note dated June 25, 2001 by and between BAPEF XII and Vsource in the principal amount of US$1 million, incorporated herein by reference to Exhibit 4.9 to Schedule 13D filed December 28, 2001 by the Reporting Persons

         4.10(*) Exchangeable Promissory Note dated July 12, 2001 by and between BAPEF XII and Vsource in the principal amount of US$2,050,000 incorporated herein by reference to Exhibit
                      4.10 to Schedule 13D filed December 28, 2001 by the
                      Reporting Persons

         4.11(*) Common Stock Purchase Warrant dated July 12, 2001 by and between Vsource and BAPEF XII in connection with right to purchase 10,250,000 shares of Vsource Common Stock

         4.12(*)      Series B-1 Exchangeable Note and Warrant Purchase
                      Agreement dated January 28, 2002 incorporated herein by
                      reference to Exhibit 4.1 to Vsource's Form 8-K for the
                      events reported in January 31, 2002, filed on February 6,
                      2002

         4.13(*) Form of Series B-1 Exchangeable Promissory Note incorporated herein by reference to Exhibit 4.1 to Vsource's Form 8-K for the events reported in January 31, 2002, filed on February 6, 2002

         4.14(*) Form of Series B-1 Common Stock Purchase Warrant incorporated herein by reference to Exhibit 4.1 to Vsource's Form 8-K for the events reported in January 31, 2002, filed on February 6, 2002

         Exhibit 99.1 Statement made pursuant to Rule 13d-1(k)(1)(iii) of
                      Regulation 13D-G under the Securities Exchange Act of
                      1934, as amended

         * Previously filed with the Securities and Exchange Commission

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: 21 MAY, 2002

BAPEF INVESTMENTS XII, LIMITED               BARING ASIA PRIVATE EQUITY FUND LP4



By: /s/ Mr. A. W. Guille                     By: /s/ Mr. A. W. Guille
   --------------------------------           ---------------------------------
Name: Mr. A. W. Guille                       Name: Mr. A. W. Guille
Title: Director                              Title: Director, Baring Asia (GP)
                                                    Limited
                                                    As General Partner of BAPEF
                                                    Advisers LP as General Partner
                                                    of the Baring Asia Private
                                                    Equity Fund LP4



BARING ASIA PRIVATE EQUITY FUND LP1          BARING ASIA PRIVATE EQUITY FUND
                                             CO-INVESTMENT LP



By: /s/ Mr. A. W. Guille                     By: /s/ Mr. A. W. Guille
   --------------------------------             --------------------------------
Name: Mr. A. W. Guille                       Name: Mr. A. W. Guille
Title: Director, Baring Asia (GP) Limited    Title: Director, Baring Asia (GP)
       As General Partner of BAPEF Advisers         Limited
       LP as General Partner of the Baring          As General Partner of BAPEF Advisers LP as
       Asia Private Equity Fund LP1                 General Partner of the Baring Asia Private
                                                    Equity Co-Investment LP



BARING ASIA PRIVATE EQUITY FUND LP2          BAPEF ADVISERS LP



By: /s/ Mr. A. W. Guille                     By: /s/ Mr. A. W. Guille
   --------------------------------             --------------------------------
Name: Mr. A. W. Guille                       Name: Mr. A. W. Guille
Title: Director, Baring Asia (GP) Limited    Title: Director, Baring Asia (GP) Limited
       as General Partner of BAPEF Advisers         As General Partner of BAPEF Advisers LP
       LP as General Partner of the Baring
       Asia Private Equity Fund LP2



BARING ASIA PRIVATE EQUITY FUND LP3          BARING ASIA (GP) LIMITED



By: /s/ Mr. A. W. Guille                     By: /s/ Mr. A. W. Guille
   --------------------------------             --------------------------------
Name: Mr. A. W. Guille                       Name: Mr. A. W. Guille
Title: Director, Baring Asia (GP) Limited    Title: Director
       as General Partner of BAPEF Advisers
       LP as General Partner of the Baring
       Asia Private Equity Fund LP3